EXHIBIT 99.1

Midroog Ltd. Reconfirms the Local Rating for B Communications’ Series B
Debentures - A1 With a Stable Outlook

Midroog Ltd., an Israeli rating, a subsidiary of Moody’s, reconfirmed the local A1 rating with a stable outlook of the Series B Debentures of B Communications Ltd. ("the Company”). In its rating report, Midroog noted that the A1 stable rating is supported by the strong financial profile of Bezeq The Israel Telecommunications Corp. Limited (“Bezeq”). Midroog noted that Bezeq is expected to continue to produce steady cash flows to support the Company’s debt obligations for the short and medium terms. Midroog also noted the positive decrease in the Company’s leverage ratio during the past years and its high liquidity balance. Midroog referred to the Company’s high leverage level and partial dependence upon Bezeq's dividend distributions as factors that could undermine and negatively affect the rating.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full report can be viewed at http://maya.tase.co.il.